Filed by: ADVA Optical Networking SE Pursuant to Rule 425 under the Securities Act of 1933 Subject Companies: ADTRAN, Inc. (Commission File No.: 000-24612) ADVA Optical Networking SE

Ad-hoc notification pursuant to Article 17 of the Market-Abuse-Regulation (EU) No. 596/2014

ADVA Optical Networking SE: ADVA Optical Networking SE to enter into negotiations for a domination agreement or domination and profit and loss transfer agreement with Acorn HoldCo, Inc.

Munich, Germany, 6 July 2022.

Today, Acorn HoldCo, Inc. (“Acorn HoldCo”) has informed ADVA Optical Networking SE (“ADVA”) about its intention to enter into negotiations regarding the conclusion of a domination agreement (“DA”) or a domination and profit and loss transfer agreement (“DPLTA”, either the DA or the DPLTA the “Agreement”) within the meaning of Sec. 291 para. 1 of the German Stock Corporation Act (Aktiengesetz) with Acorn HoldCo (or a subsidiary yet to be established) as the dominating entity and ADVA as the dominated entity.

ADVA’s management board has decided to enter into negotiations for such an Agreement. The necessary preparatory measures include obtaining a valuation memorandum and proposing a contract auditor to be appointed by the court. The decision for or against the conclusion of an Agreement will be taken at a later date following a comprehensive review in consultation and coordination with Acorn HoldCo’s management. To be effective, an Agreement will require the approval of ADVA’s general meeting.

In the event that approval is granted, Acorn HoldCo will have to make an offer to ADVA’s outside shareholders to acquire their shares against a settlement payment in cash and will have to grant compensation payments for the duration of the Agreement. The final terms of the settlement payment and the compensation payments under the Agreement will be determined by the companies in accordance with all legal requirements and on the basis of a company valuation.

Disclaimer

To the extent any announcements in this document contain forward-looking statements, such statements do not represent facts and are characterized by the words “will”, “expect”, “believe”, “estimate”, “intend”, “aim”, “assume” or similar expressions. Such statements express the intentions, opinions or current expectations and assumptions of ADVA and the persons acting jointly with ADVA. Such forward-looking statements are based on current plans, estimates and forecasts, which ADVA and the persons acting jointly with ADVA have made to the best of their knowledge, but which they do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and usually cannot be influenced by ADVA or the persons acting jointly with ADVA . These expectations and forward-looking statements can turn out to be incorrect and the actual events or consequences may differ materially from those contained in or expressed by such forward-looking statements.

Notifying person and contact for Investors:

Steven Williams

t: +49 89 890 66 59 18

investor-relations@adva.com

Contact for press:

Gareth Spence

Tel.: +44 1904 69 93 58

public-relations@adva.com